UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number: 001-41823

Nvni Group Limited

P.O. Box 10008, Willow House, Cricket Square

Grand Cayman, Cayman Islands KY1-1001

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Explanatory Note

On January 12, 2024, Nvni Group Limited (the “Company”), received a deficiency notice (the “Notice”) from the Nasdaq Stock Market (“Nasdaq”) notifying the Company that, as a result of the resignation of Randy Millian from the board of directors of the Company (the “Board”) and the audit committee of the Board (the “Audit Committee”) effective December 29, 2023, the Company is no longer in compliance with Nasdaq’s audit committee requirement as set forth in Listing Rule 5605, because the Audit Committee is now comprised of only two members instead of the required three members. The Notice is only a notification of deficiency, not of imminent delisting, and has no current effect on the listing or trading of the Company’s ordinary shares on the Nasdaq Capital Market.

The Notice states that, consistent with Listing Rule 5605(c)(4), Nasdaq will provide the Company a cure period in order to regain compliance as follows: (i) until the earlier of the Company’s next annual shareholders’ meeting or December 30, 2024; or (ii) if the next annual shareholders’ meeting is held before June 26, 2024, then the Company must evidence compliance no later than June 26, 2024.

If compliance is not achieved by the expiration of the applicable cure period, the Notice states that the Company will receive written notification that its securities are subject to delisting. At that time, the Company may appeal the delisting determination to a Hearings Panel. We expect to regain compliance with the Nasdaq Listing Rules prior to the expiration of the applicable cure period provided by Nasdaq.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NVNI GROUP LIMITED

Date: January 12, 2024	By:	/s/ Pierre Schurmann
Pierre Schurmann, Chief Executive Officer